Exhibit (a)(1)(v)

According to our records, you have not yet submitted an election in connection with Rent the Runway’s Option Exchange. This email is to remind you that July 10, 2023 at 11:59 PM Eastern Time is the final deadline to participate in the Option Exchange. The specific final exchange ratio will be determined by the Compensation Committee of our Board of Directors on July 7, 2023. After the close of trading on this date, we will distribute by email to all holders the exact exchange ratio to be used in the Option Exchange with respect to all eligible options. The Option Exchange deadline will be strictly enforced, so we encourage you to give yourself adequate time to make your election if you wish to participate.

You can access the Option Exchange website at www.myoptionexchange.com and follow the directions to make a timely decision. If you have already established your account, login with your password and check your email for the authentication code. If you have not already established your account, please click on “Register as New User”, set your password, and check your email for the authentication code. Simply follow the instructions on the website to access personalized information about your eligible options and how to make, change or withdraw your election before the end of the offering period.

Your participation in the Option Exchange is completely voluntary. You are not obligated to participate in the Option Exchange. Any options you do not elect to surrender for exchange will not be canceled and will remain subject to their present terms.

If you have any questions about the Option Exchange, please contact legal@renttherunway.com.

The Option Exchange is being made pursuant to the terms and conditions set forth in Rent the Runway’s Tender Offer Statement on Schedule TO and the exhibits attached thereto, including the Offer to Exchange Certain Eligible Outstanding Options for a Number of Replacement Restricted Stock Units, filed with the Securities and Exchange Commission, which are available free of charge at http://www.sec.gov or on the Option Exchange website located at: www.myoptionexchange.com. You should read these written materials carefully because they contain important information about the Option Exchange, including related risks.